MEDIANET GROUP TECHNOLOGIES, INC.
5200 Town Center Circle, Suite 601
Boca Raton, FL 33486
(561) 417-1500

November 16, 2011

VIA EDGAR

Mr. Andrew D. Mew, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:         MediaNet Group Technologies, Inc.  (the “Company”)
Form 10-K for the Fiscal Year Ended September 30, 2010
Filed March 30, 2011
Current Report on Form 8-K
Filed March 2, 2011
Form 10-Q for the Quarterly Period Ended December 31, 2010
Filed March 30, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 15, 2011
File No. 000-49801

Dear Mr. Mew:

In accordance with my telephone conversation on November 14, 2011 with Donna Di Silvio and Scott Stringer, two members of the staff of the Division of Corporation Finance, we are responding to the staff’s September 27, 2011 comment letter (the “Letter”) by providing you with our proposed disclosure for our Form 10-K for the fiscal year ended September 30, 2011 (the “Form 10-K”).  For the staff’s reference, we have included each comment in the Letter followed by our response.

Form 10-K for the Fiscal Year Ended September 30, 2010

Item 1. Business, Page 1

1)
We note your disclosure under the heading “Distribution” on page six that your business associates “earn a profit by purchasing products directly from [you] at a discount from a published price” and sell them to their customers, the ultimate consumer of your products. Please revise your disclosure to describe the principal products you sell and the names of your principal suppliers. Refer to Item 101(h)(4)(i) and (v) of Regulation S-K.

Response:

We propose disclosing that the principal products that we sell include DubLi Credits, DubLi Subscription Services, and consumer goods, such as computers, cameras, smart phones, and jewelry, from the world’s leading manufacturers, including Apple, Nikon, Cannon, Bose, Sony, Samsung, Tiffany & Co. and Tag Heuer, among many others.  There are no suppliers for DubLi Credits and DubLi Subscription Services.  The principal suppliers for the consumer goods that we sell are the manufactures’ retail outlets, Amazon.com, Best Buy, Apple, Louis Vuitton, Tiffany & Co, Swarovski, Gucci and others.

We also propose disclosing that our business associates “earn a profit by purchasing DubLi Credits and DubLi Subscription Services directly from us at a discount from a published price” and sell them to their customers, the ultimate consumer of our products.

2)
We note your disclosure in the last paragraph on page seven.  Please revise to explain in more detail how your pricing flexibility and broad product lines mitigate the effect of regulations or laws restricting the frequency, duration or volume of sales resulting from new product introductions, special promotions or other special price offers.  Please also revise to disclose the effect of other existing or probable governmental regulations on your business.  Refer to Item 101(h)(4)(ix) of Regulation S-K.

Response:

We propose including the following “Government Regulations” section to disclose the effect of existing or probable governmental regulations on our business.  The sixth paragraph of that section explains in more detail how our pricing flexibility and broad product lines mitigate the effect of regulations or laws restricting the frequency, duration or volume of sales resulting from new product introductions, special promotions or other special price offers.

Government Regulations

Our operations and activities are subject to the governmental regulations and taxes of the countries in which we operate. The following description of governmental regulations does not purport to describe all present and proposed regulation and legislation that may affect our business. Legislative or regulatory requirements currently applicable to our business may change in the future. Any such changes could impose new obligations on us that may adversely affect our business and operating results.

We are subject to foreign and domestic laws regulating the conduct of business on and off the Internet. It is not always clear how existing laws regulating activities such as auctions, multi-level marketing, copyrights, trademarks and other intellectual property issues, parallel imports and distribution controls, and personal privacy apply to online businesses such as ours. The majority of these laws were adopted prior to the advent of the Internet and electronic commerce and, as a result, do not contemplate or address the unique issues of the Internet and electronic commerce. Those laws that do reference the Internet, such as the U.S. Digital Millennium Copyright Act and the European Union’s Directives on Distance Selling and Electronic Commerce, are being interpreted by the courts, but their applicability and scope remain uncertain.  Furthermore, as our activities and the types of goods and services listed on our websites expand, regulatory agencies or courts may claim or hold that we or our users are subject to licensure or are prohibited from conducting our business in their jurisdiction, either generally or with respect to certain actions (e.g., the sale of real estate, event tickets, cultural goods, boats and automobiles).

Although we have sought to structure all of our auctions so that they are not regulated as a form of “gaming” or a “lottery,” there can be no assurances that the regulatory authorities of any country, state, county or municipality will not assert the view that our Unique Bid auctions constitute some form of “gaming” or a “lottery,” subject to regulation and/or prohibited by such regulatory entity.  The laws, regulations and case law defining and governing “gaming” and “lotteries,” especially in the context of electronic commerce, are generally regarded as an “emerging” area of the law, are subject to less than certain and often divergent interpretations, vary from jurisdiction to jurisdiction, and are subject to varying levels of enforcement.  Given the regulatory landscape, we risk violating the laws of a particular country, state, county or municipality, even in those jurisdictions where we believe we have conducted considerable legal research and/or secured legal advice.  In certain instances, we may decide to limit our activities and our business associates’ activities in such jurisdictions.  If the Unique Auction were deemed to be a form of gambling or lottery or otherwise subject to regulation, we could be potentially subject to a range of penalties, injunctive actions and/or fines.  In addition, even if we believed we were not properly subject to such regulations, we might be compelled or deem it in our best interest to suspend future auctions in the subject jurisdiction.

Further, numerous states and foreign jurisdictions have regulations governing the conduct of traditional “auctions” and the liability of traditional “auctioneers” in conducting auctions. These types of regulations may become applicable to online auction sites. We are aware that several states and some foreign jurisdictions have attempted to impose such regulations on other companies operating online auction sites or on the users of those sites. Attempted enforcement of these laws appears to be increasing and such attempted enforcements could harm our business. We may incur costs in complying with these laws. We also may be required to make changes in our business, from time to time, that may increase our costs, reduce our revenues, and cause us to prohibit the listing of some items in certain locations, or make other changes that may adversely affect our auctions business.

Our network marketing program is subject to a number of federal and state regulations administered by the FTC and various state agencies in the United States, as well as, regulations on direct selling in foreign markets administered by foreign agencies. We are subject to the risk that, in one or more markets, our network marketing program could be found not to be in compliance with applicable law or regulations. Regulations applicable to network marketing organizations generally are directed at preventing fraudulent or deceptive schemes by ensuring that product sales ultimately are made to consumers and that advancement within an organization is based on sales of the organization’s products rather than investments in the organization or other non-retail sales-related criteria. The regulatory requirements concerning network marketing programs do not include “bright line” rules and are inherently fact-based, and thus, even in jurisdictions where we believe that our network marketing program is in full compliance with applicable laws or regulations governing network marketing systems, we are subject to the risk that these laws or regulations or the enforcement or interpretation of these laws and regulations by governmental agencies or courts can change. The failure of our network marketing program to comply with current or newly adopted regulations could negatively impact our business in a particular market or in general.

From time to time, various regulations or laws have been proposed or adopted that would, in general, restrict the frequency, duration or volume of sales resulting from new product introductions, special promotions or other special price offers.  For example, restrictions on trade such as tariffs (which raise the price of imported goods and result in an increases the demand and price for the same goods produced by domestic suppliers), quotas (which put a legal limit on the amount of goods that can be imported), and standards (which establish health and safety standards for imported goods, frequently much stricter than those applied to domestically produced goods) may negatively effect the frequency, duration or volume of sales resulting from a particular product or special promotion.  We expect our pricing flexibility and broad product lines to mitigate the effect of these regulations.  Our pricing flexibility would allow us to pass the additional expense of a tariff applicable to a particular product along to the end customer; and our broad product lines would allow us to focus on products for which no or less severe tariffs, quotas or standards have been established.

We are also subject to the adoption, interpretation and enforcement by governmental agencies of other foreign laws, rules, regulations or policies, including any changes thereto, such as import and export license requirements, privacy and data protection laws, and records and information management, which may require us to adjust our operations and systems in certain markets where we do business. For example, privacy and data protection laws are subject to frequently changing rules and regulations, which may vary among the various jurisdictions in which we operate. If we are unable to adhere to or successfully implement processes in response to changing regulatory requirements, our business and/or reputation may be adversely affected.

From time to time, local governments and others may question the legal status of business associates or impose burdens inconsistent with their status as independent contractors, often in regard to possible coverage under social benefit laws that would require us (and, in most instances, the business associates) to make regular contributions to government mandated benefit funds. Although we have never needed to address these questions, they can be raised in future regulatory changes in a jurisdiction or can be raised in additional jurisdictions. If there should be a final determination adverse to us in a country, the cost for future, and possibly past, contributions could be so substantial in the context of the volume and profitability of our business in that country that we would consider discontinuing operations in that country.

Item 1A.  Risk Factors, page 10

We face risks in connection with our relationships with our credit card processors, page 14

3)
We note your disclosure in the risk factor “We may be unsuccessful in recovering our money from National Merchant Centers” on page 14, under the heading “Legal Proceedings” on page 26 and elsewhere in your filing regarding NMC.  Please revise this risk factor to reflect that you only have one credit card processor in Europe and include any associated risks from a lack of a U.S. credit card processor.

Response:

We propose including the following paragraph in the risk factor in response to this comment:

As a result of the dispute with NMC, the Company only has one credit card processor, which is located in Europe.  When the Company’s merchant account was terminated by NMC, we immediately replaced NMC with our European credit card processor and continued operations without interruption.  The European credit card processor charges foreign transaction fees or currency conversion fees to our U.S.-based clients. Management anticipates that these foreign transactions fees may adversely affect U.S. sales while the Company seeks a replacement processor for the U.S.

Item 2.  Properties, page 26

4)
We note the disclosure on your website that “DubLi has global offices and warehouse-distribution centers” and that the headquarters for DubLi.com is in Cyprus.  You also disclose on your website that DubLi.com products are warehoused and distributed for the North American Market by DubLi Logistics from Phoenix, Arizona.  Please revise to provide the information required by Item 102 of Regulation S-K with respect to these and any other materially important physical properties of the company and its operating subsidiaries.

Response:

Other than the properties described in “Item 2. Properties” in the Form 10-K for the fiscal year ended September 30, 2010, we do not have any materially important physical properties.  We do not have lease agreements for offices, warehouse distribution centers or other facilities in Phoenix, Arizona or Cyprus.  We outsource inventory and product fulfillment services pursuant to service agreements with fulfillment companies that have centers in Phoenix, Arizona and Australia. The office in Cyprus is an office of our corporate agent, which office we use as our registered office to comply with the requirements of Cyprus law.

The amounts that we pay the fulfillment companies under the service agreements is not significant, and the termination of any service agreement with a particular fulfillment center would not materially impact our ability to deliver goods sold because there are numerous other  fulfillment companies that we could utilize for such services.

We have revised our website to prperly disclose any materially important physical properties of the Company and its operating subsidiaries.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

5)
We believe that your overview could be enhanced to provide a balanced, executive level discussion through the eyes of management that identifies the most important matters upon which management focus in evaluating financial condition and results of operations and provides a context for the discussion and analysis of your financial statements.  It should also serve to inform readers about how you earn revenue and income and generate cash and provide insight into material opportunities, challenges and risks as well as actions you are taking to address those material opportunities, challenges and risks.  In this regard:

•
Please identify and discuss key variables and other quantitative and qualitative factors necessary for an understanding and evaluation of your business, including management’s view of the implications and significance of the information; and

•
Please discuss and analyze material uncertainties and known trends that would cause reported financial information not to be necessarily indicative of future operating performance or financial condition to promote an understanding of the quality and potential variability of your earnings and cash flows.  As an example only, given that you operate in 70 countries, please discuss global economic conditions and trends in your business and how management plans to deal with them.

Refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350, the latter available at http://www.sec.gov/rules/inteip/33-8350.htm.

Response:

We propose including the following revised language in the “Overview” section in response to this comment:

Overview

MediaNet Group Technologies, Inc. has created a new framework for attracting and maintaining consumers through a web based shopping and entertainment community. The foundation of MediaNet is grounded in innovative technology, a global platform and an expertise in understanding and capitalizing on global economic trends and changing consumer behaviors.  The central hub of the MediaNet Group community is DubLi.com from which all other components of the business model are derived.

DubLi.com is a global shopping and entertainment web portal that features two reverse auctions, Xpress and Unique Bid. The Company supports four different auction websites in the US, Europe, Australia and a global portal in which people from all other countries can participate. In addition, DubLi.com features an online shopping mall which supplements the DubLi auction sites.  From this mall, consumers shop at national, brand name merchants and earn cash value rewards points on these purchases. The Company has developed its own dynamic search feature that is designed to return only relevant results, based on prior shopping and search history, to the person engaging in the search.

Supporting the growth of DubLi.com is the Company’s sales and marketing engine, DubLi Network, a network marketing association of independent business associates who are engaged in direct selling of the Company’s products and services. The global auction allows the Companies network marketing business associates to market to every person in the world while simultaneously developing an extensive clientele.

How We Generate Revenue:

Sales of DubLi Credits made up 81% of our revenue in 2010.  We charge $0.80 retail for each Dubli credit that is used to bid down the price of our products on both the Xpress and Unique bid reverse auctions.  The revenue earned from the usage of the credits and the breakage from unused expired credits permits us to sell products at greatly discounted prices. Breakage of expired credits purchased in the prior year is a significant part of our revenue as we recognized an amount of breakage equal to 73% of the credits sold in the current year.  All remaining unused credits are categorized as a liability until used or expired.  97.5% of all DubLi Credits sold in 2010 were sold by the business associates affiliated with our network marketing company. The business associates purchase the DubLi credits at an average discounted price of $0.62 retaining the $0.18 profit.  The remaining 2.5% were sold directly from the DubLi.com website at full retail.

New name brand products sold from the auctions made up 11% of our revenue in 2010 and such sales are stated at the discounted price actually paid by the customer.

We also earn commission income from the online shops and stores affiliated with our online shopping mall from the sales they make to our customers.  We split those commissions with our customers in the form of redeemable loyalty points. 8% of our revenue was from these commissions.

We believe the factors that influence the success of our programs include the following:

•	the appeal of the products and services we market and auction;
•	the number of visits to our sites and customer retention;
•	the number of merchants affiliated with our online shopping mall;
•	the continued expansion of our network marketing organization;
•	the success of our business associates and our contribution to their success;
•	the amounts we pay our business associates;
•	the development of new products and services;
•	the development of new advertising and marketing programs;
•	the development of partner programs; and
•	increasing competition from online reverse auctions and penny auctions.

Trends in Our Business

Shopping transactions continue to shift from offline to online as the digital economy evolves. This has contributed to the rapid growth of our business since inception, resulting in increased revenues, and we expect that our business will continue to grow. However, our revenue growth rate may not be sustainable over time, as a result of a number of factors, including increasing competition, the difficulty of maintaining growth rates as our revenues increase to higher levels, and increasing maturity of the online shopping market. We plan to continue to invest aggressively in our core areas of strategic focus.

The main focus of our shopping programs is to provide a fun and entertaining experience to our users, reflecting our commitment to constantly improve their overall web experience. As a result, we expect to continue to take steps to improve and increase the products offered on our website. These steps include the development of electronic gift cards, cash back shopping programs, and adventure based vacations, sweepstakes and an expanded global online shopping mall that provides a true worldwide shopping experience.

Both seasonal fluctuations in internet usage and traditional retail seasonality have affected, and are likely to continue to affect, our business. Internet usage generally slows during the summer months, and shopping typically increases significantly in the fourth quarter of each calendar year. These seasonal trends have caused, and will likely continue to cause, fluctuations in our quarterly results.

We also continue to invest aggressively in our systems, data centers, corporate facilities, information technology infrastructure, and employees. We expect to increase our hiring in 2011 and provide competitive compensation programs for our employees. Our full-time employee headcount was 22 at September 30, 2009 and 40 at September 30, 2010. We expect acquisitions will become an important component of our strategy and use of capital. We also expect partner programs will become an important component of our strategy as we seek out partners with large retail customer bases who are interested in earning incremental revenue by private labeling our shopping and entertainment website. We expect our cost of revenues will increase in dollars and may increase as a percentage of revenues in future periods, primarily as a result of forecasted increases in traffic acquisition costs, data center costs, credit card and other transaction fees, content acquisition costs, and other costs.

As we expand our shopping programs and other products to international markets, we continue to increase our exposure to fluctuations in foreign currency to U.S. dollar exchange rates.

Throughout 2010, we took a number of specific steps to build our business and strengthen our company:

•	At the end of the fourth quarter, we hired our accounting consultant as our Chief Financial Officer.

•	In the first quarter, we hired a Chief Technology officer.
•	We upgraded and transferred our legal and compliance work to a national law firm.
•	We completed a recapitalization of our company.
•	We changed and improved our online and backend systems.

Results of Operations, page 31

Revenues, page 31

6)	Please revise your disclosure to explain why “[t]he Company is more interested in revenue from the sale of DubLi Credits by business associates rather than from internally sold DubLi Credits....”

Response:

We propose including the following revised disclosure in response to this comment:

The Company is more interested in revenue from the sale of DubLi Credits by business associates rather than from internally sold DubLi Credits because the Company believes that the business associate network is more efficient and cost effective than other forms of advertising and marketing.  For this reason, the Company does not consider the increase resulting from customers purchasing DubLi Credits directly from the Company to be as important as revenue resulting from sale of DubLi Credits by business associates to customers.

7)	Please confirm that you consider the revenue earned from the sale of products to be integral to your business model, as indicated on page 32.

Response:

We confirm that we consider the revenue earned from the sale of products to be integral to our business model.

8)	Please revise your disclosure to explain the relationship of changes in management to the decline in revenue earned from your private branded loyalty and reward web malls.

Response:

We propose including the following revised disclosure in response to this comment:

Our revenue earned  from our private branded loyalty and reward web malls where members receive rebates (rewards) on products and services  from participating merchants  was  $1.94 million in 2010 as compared to $2.38 million in 2009, which resulted in a decline of $0.44 million or 18%. The decline is attributable to decrease in end user’s shopper’s activity at the respective malls, our on-going initiative to pro-actively eliminate the less desirable and essentially non-converting traffic from poor performing  web malls, changes in management, and slower than expected integration of our private branded loyalty and reward web malls into the Company’s core business. The decline is attributable to changes in management because new management eliminated unprofitable sales of gift cards and, after departing from the Company, previous management started a competing website that was successful in diverting a major customer to their website.

9)
You disclose on page 32 that you reversed $0.83 million in commissions payable as of September 30, 2009 that were not claimed by former business associates.  Please tell us how your business associates are paid their commissions and why management was unable to pay the commissions earned.  Further, tell us when management determined that the commissions payable could be extinguished and how the reversal complies with FASB ASC 405-20-40.

Response:

Every Business Associate (“BA”) of the Company has an online account at www.DubLiNetwork.com known as his or her “back office” where transactions and communication with the Company take place, much like online banking. Commissions are deposited to their online accounts after the 10th of each month and BA’s can elect to leave them on account (in order to make additional purchases) or withdraw the funds.  Many BAs fail to renew their annual membership and in doing so have contractually agreed to relinquish all rights as a BA including the right to receive commissions. The Independent Business Associate (“BA”) Agreement between the Company and the BAs provides that, in the event of cancellation, termination or nonrenewal of the agreement, the BA waives all rights to any bonuses, commissions or other remuneration derived through the sales or other activities of my former downline organization.

Management determined that commissions liability could be extinguished contractually upon the expiration of each BA agreement. The Company properly applied FASB ASC 405-20-40 in this particular situation because the creditor legally released the Company from the obligation upon signing the agreement and accepting the terms and conditions.

Liquidity and Capital Resources, page 34

10)
We note a significant amount of your operations occurs outside the U.S.  Tell us your consideration of providing liquidity disclosures to discuss the potential tax implications upon repatriation of cash held in foreign subsidiaries.  We refer you to Item 303(a)(1) of Regulation S-K and Section W of SEC Release 33-8350.

Response:

The Company has significant operations outside the U.S.  As a result, cash generated by and used in the Company's foreign operations is repatriated only in amounts sufficient to pay management and administrative expenses in the US, or to fund certain US operational costs.  As of September 30, 2010, the Company held $2,726,048 of cash in foreign subsidiaries.

Should foreign cash be repatriated, the Company will be subject to US tax at the applicable US federal statutory rate on the amount treated as a dividend for US income tax purposes.  Dividend treatment will largely be the result of the collective financial position of the foreign subsidiaries at the time of repatriation.  Any US income tax attributable to repatriated earnings may be offset by foreign income taxes paid on such earnings. Due to the significance of its foreign operations, the Company does not foresee the need to repatriate foreign cash in excess of its US funding needs.

11)
You disclose that your relationship with a credit card processing company was terminated in October 2010.  We note from your disclosure in Note 3 — Restricted Cash that this credit card processor was one of the two relied upon to process credit card transactions arising from purchases of your services and products.  Please expand your disclosure to indicate when or whether you were able to retain a new U.S. credit card processor.  If you were not able to obtain a new U.S. credit card processor prior to the termination of your relationship with NMC, please discuss in your disclosure how you are compensating without a U.S. credit card processor.  This comment also applies to your Form 10-Q for the nine months ended June 30, 2011.

Response:

We propose including the following revised disclosure in response to this comment:

As a result of the dispute with NMC, the Company only has one credit card processor, which is located in Europe.  Upon the Company’s merchant account being terminated by NMC, the Company immediately replaced NMC with its European credit card processor and continued operations without interruption.

12)
Item 303(a)(1) and (2) of Regulation S-K states that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources.  Please expand your disclosure to discuss the current and potential future impact on your liquidity and capital resources of the trends in your industry, as well as of recent trends and conditions in the economic environment, including the financial and credit markets.

Response:

We propose including the following revised disclosure in response to this comment:

Liquidity

The Company  usually maintains a significant portion of its cash (“restricted cash”) with its two credit card processing companies to mitigate their financial risk arising from the sale of the Company’s products and services, one credit card processing company for U.S. based transactions and the other for foreign based transactions. The reserve requirements have ranged from 5% to 50% for a rolling term of six months. The Company has classified these accounts as a current asset because the funds turnover regularly with both monthly inflows and outflows from the accounts and none of the funds are held for more than 12 months. During the first quarter of 2010, the Company became aware that one of its credit card processing companies that held $2.16 million was improperly retaining the cash for completed transactions that was due the Company. In October 2010, the Company instituted a lawsuit against this credit card processing company which in-turn terminated the agreement with the Company. In addition, the Company was informed that the credit card processing company entered into bankruptcy, however, the Company’s counsel was informed that these funds are not part of the bankruptcy. Management has also been informed by the Company’s counsel that such funds are collectible, however protracted litigation may result. Accordingly, such amount has been classified as long term on the balance sheet.  This situation has negatively impacted the Company’s cash position and resulted in increased borrowings from Michael Hansen the Company’s Chief Executive Officer.

In addition to the loss of liquidity resulting from the restricted cash expected to be held long-term, as of September 30, 20110, the Company was committed to pay an additional $480,862 on the contract to acquire the Cayman property.  The Company is growing and making changes to its product offerings and that growth will place additional demands on future cash flows and decrease liquidity as we improve our systems and increase our staff to meet those demands.  Our future liquidity and capital requirements will depend on numerous factors including the pace of expansion of our operations, competitive pressures, and acquisitions of complementary products, technologies or businesses.  We expect the Company to grow in a post recessionary, slow growth economic environment as a result of the business opportunity that our network marketing organization offers to many people.  We expect to increase our marketing efforts in order to grow our network of business associates which will place additional demands on our cash flows and liquidity.

As a result, we currently anticipate that our cash and cash equivalents as of September 30, 2010 may not be sufficient, at a minimum, to meet our liquidity needs for working capital and capital expenditures over the next few months. We recognize that traditional lending may not be available to our Company because of the current global economic debt crisis, and because web based businesses, specifically reverse auctions and network marketing companies, are considered higher risk borrowers. Even if available, there can be no assurance that any financing arrangements will be available in amounts or on terms acceptable to us.

Because of these constraints to future sources of capital and increased liquidity, in the event we need additional cash to satisfy our commitments and fund our growth, we may continue to borrow from our Michael Hansen, our Chief Executive Officer. As a result of our recapitalization, we increased our authorized shares to 500 million, of which approximately 360 million are issued and outstanding as of the date of this amended report. Accordingly, we also may seek additional capital through the issuance of debt or equity to fund working capital, expansion of our business and/or acquisitions, or to capitalize on market conditions.  The sale of additional equity securities could result in additional dilution to existing stockholders.

Item 10.  Directors, Executive Officers, and Corporate Governance, page 42

13)	Please provide the information required by Item 407(h) regarding the board’s role in risk oversight.

Response:

We propose including the following revised disclosure in response to this comment:

The Board of Directors is engaged in the oversight of risk through regular updates from Mr. Hansen, in his role as our Chief Executive Officer, and other members of our management team, regarding those risks confronting us, the actions and strategies necessary to mitigate those risks and the status and effectiveness of those actions and strategies. The updates are provided at regularly scheduled Board of Directors and committee meetings as well as through more frequent informal meetings that include the Chairman of the Board of Directors, our Board of Directors, our Chief Executive Officer, our Chief Financial Officer and other members of our management team. The Board of Directors provides insight into the issues, based on the experience of its members, and provides constructive challenges to management’s assumptions and assertions.

Section 16(a) Beneficial Ownership Reporting Compliance, page 44

14)
For each person identified, please disclose the number of transactions that were not timely reported, the number of late reports, and the number of transactions that were not reported on a timely basis.  Refer to Item 405 of Regulation S-K.

Response:

To the Company’s knowledge, based solely on a review of filings and written representations from the reporting persons, we believe that during the year ended September 30, 2010, our officers, directors and significant stockholders have timely filed the appropriate form under Section 16(a) of the Exchange Act, except for (i) one late Form 3 and five transactions reported on one late Form 4 for Michael Hansen, (ii) one late Form 3 and six transactions reported on two late Form 4 for Betina Sorensen, (iii) one late Form 3 and five transactions reported on one late Form 4 for Michel Saouma, (iv) one late Form 3 and five transactions reported on one late Form 4 for Zen Holdings, Ltd., (v) one late Form 3 and one transaction reported on one late Form 4 for Andreas Kusche and (vi) one late Form 3 for Kent Holmstoel.

In the Form 10-K,  for each person identified, we will disclose the number of transactions that were not timely reported, the number of late reports, and the number of transactions that were not reported on a timely basis.

Item 11.  Executive Compensation, page 47

15)
Please revise your summary compensation table to include as 2010 compensation for Mr. Hansen the stock awards reflected in the Grants of Plan-Based Awards table on page 48 or tell us why it is not appropriate to do so.  Refer to Item 402(n)(2)(v) of Regulation S-K.

Response:

The Grants of Plan-Based Awards table on page 48 correctly indicates that Mr. Hansen received no awards under the plan for the year ended September 30, 2010. Therefore, the summary compensation table is also correct as filed.

Item 12.  Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 51

Proposed Two Step Transfer of Common Stock to Dubli.com Beneficiaries and Lenox Beneficiaries, page 54

16)
You disclose that you expect to transfer 63,393,933 shares of your common stock in March 2012 to the Dubli.com Beneficiaries and the Lenox Beneficiaries through the two-step transfer described under this heading.  We also note your disclosure regarding Zen Holding Group Limited, as follows:

•
Zen informed you that it expected to distribute in March 2011 via a dividend all 214,178,946 of the shares of common stock Zen owns and holds for the indirect benefit of its various investors to the Zen Trust;

•	The Zen Trust is expected to transfer all of the Zen Shares to its beneficial owners, the Zen Beneficiaries, on the Final Transfer Date in March 2012;

•
While the “Zen Trust holds the Zen Shares, Michael Hansen, the Company’s Chief Executive Officer, is expected to have the right to vote and make investment decisions with respect to the Zen Trust Shares;” and

•	The “Zen Trust Shares are expected to be freely tradable after the Final Transfer Date.”

Please advise us of the exemptions from registration relied upon for the transfer of Loyalty Shares to the Trust in March 2011 and the exemptions from registration the Trust is expected to rely upon for the distribution from the Trust to the Dubli.com Beneficiaries and the Lenox Beneficiaries in March 2012, including the facts relied upon to make these exemptions available.  Please also provide us with your analysis supporting the statements that you expect both the Loyalty Shares and the Zen Trust Shares to be freely tradable after the Final Transfer Dates.  Lastly, we note that your Form 8-K filed March 2, 2011 does not include Item 3.02 disclosure. Please also amend your Form 8-K to provide the required Item 3.02 disclosure or tell us why you are not required to do so.

Response:

On October 19, 2009, the Company completed the merger of CG Holdings Limited (“CG Holdings”), at the time an entity unrelated to the Company, into a subsidiary of the Company.  As consideration for all of the outstanding shares of CG Holdings, the Company issued Zen Holding Limited (“Zen Holding”), the sole shareholder of CG Holdings, 5,000,000 shares of Series A Preferred Stock ("Preferred Stock") of the Company.  The Company and Michael Hansen expected that Mr. Hansen, other investors in DubLi.com, LLC (such other investors are defined as the “DubLi.com Beneficiaries”) and various employees of Lenox Resources, LLC (the “Lenox Beneficiaries”) would receive from Zen Holding 1,141,933 shares of the Preferred Stock issued to Zen Holding in the connection with the merger.

In May 2010, Zen Holding determined not to transfer the shares to the DubLi.com Beneficiaries and Lenox Beneficiaries as previously anticipated. Thereafter, Zen Holding returned to the Company 1,141,933 shares of Preferred Stock.  To accomplish what was originally expected by the DubLi.com Beneficiaries and Lenox Beneficiaries in connection with the merger and using the shares returned by Zen Holding, the Company determined (i) to purchase from the DubLi.com Beneficiaries all of their interest in Dubli.com, LLC in exchange for 1,129,057 shares of Preferred Stock and (ii) to issue 12,876 shares of Preferred Stock to the Lenox Beneficiaries.

On September 30, 2010, the Company filed a Certificate of Amendment to the Company’s Articles of Incorporation (“Certificate of Amendment”) for the purpose of increasing the number of its authorized shares of common stock (“Common Stock”).  In accordance with the terms of the Preferred Stock, immediately following the effectiveness of the Certificate of Amendment, each outstanding share of Preferred Stock automatically converted into 55.514574 shares of Common Stock.  As a result of the conversion, the DubLi.com Beneficiaries were expected to receive 62,679,116 shares of Common Stock and the Lenox Beneficiaries were expected to receive 714,817 shares of Common Stock, for an aggregate of 63,393,933 shares of Common Stock (the “Loyalty Shares”).

Prior to completing the acquisition of the interests in Dubli.com, LLC, the Company determined not to proceed with the acquisition because DubLi.com, LLC had ceased operations.  Nevertheless, the Company decided to transfer the Loyalty Shares to the Dubli.com Beneficiaries and the Lenox Beneficiaries because:  (i) substantially all of the DubLi.com Beneficiaries are former business associates of DubLi Network, LLC, an indirect subsidiary of the Company, and current business associates of DubLi Network Limited, a wholly owned subsidiary of the Company; (ii) substantially all of the Lenox Beneficiaries have been and are currently employees or consultants of the Company, (iii) notwithstanding the financial failure of DubLi.com, LLC, the Company believes that the DubLi Network, LLC business associates assisted the Company to build brand awareness for the DubLi.com trade name; and (iv) consistent with many of their expectations, the Company wanted the Dubli.com Beneficiaries and the Lenox Beneficiaries to have an ownership interest in the Company.

After the conversion of the Preferred Stock into Common Stock, the Company issued 63,393,933 shares of Common Stock to the Loyalty Trust for no consideration, and Zen Holding transferred, as a dividend, 214,178,946 shares (the “Zen Trust Shares” and together with the Loyalty Shares the “Shares”) of Common Stock to Zen Trust.

Prior to being issued the Shares, the Dubli.com Beneficiaries, the Lenox Beneficiaries and the Zen Beneficiaries (collectively, the “Beneficiaries”) will be required to sign an affidavit certifying that no monetary or other consideration has been provided or will be provided, directly or indirectly, to the Company, the trust, the trustee, or any of their affiliates in exchange for the Shares. In addition, the affidavits that the Beneficiaries will sign be amended to include the definitions of “U.S. Person” and “Accredited Investor,” as those terms are defined in Rule 902 of Regulation S and Rule 501 of Regulation D, respectively.  It is the Company’s understanding, based upon information received from DubLi.com, LLC, Lenox Resources, LLC and Zen Holding that there are (i) 920 Dubli.com Beneficiaries and Lenox Beneficiaries in the aggregate, 905 of which are non-“U.S. Persons” and 15 of which are “Accredited Investors” and (ii) 61 Zen Beneficiaries in the aggregate, 40 of which are non-“U.S. Persons” and 21 of which are “Accredited Investors.”

As the Beneficiaries have not and will not provide any monetary or other consideration to the Company, the Trusts, the trustees, or any of their affiliates in exchange for the Shares, there was no “sale” as defined in Section 2(a)(3) of the Securities Act of 1933, as amended, of the Shares by the Company or Zen Holding, and there will be no “sale” when the Shares are transferred from the Loyalty Trust and the Zen Trust (collectively, the “Trusts”) to the Beneficiaries.  Accordingly, the Company believes that the transfer of the Shares to the Trusts and the subsequent distribution of the Shares to the Beneficiaries do not require registration under the Securities Act of 1933, as amended (the “Securities Act”).

Although the Company believes that no “sale” of the Shares occurred upon the issuance of the Shares by the Company and transfer by Zen Holding, or will occur upon distribution from the Trusts to the Beneficiaries, the Company believes, for the reasons set forth hereinafter, that the issuance and transfer of the Shares to the Trusts, and the subsequent transfer of the Shares to the Beneficiaries, have been structured to comply with exemptions from registration under the Securities Act, even if such transactions are deemed to involve a “sale” of securities.

The issuance of the Loyalty Shares by the Company to Loyalty Trust was exempt from registration under the Securities Act pursuant to Regulation S promulgated thereunder.  The Loyalty Trust is organized under the laws of Panama and the trustee is a Panamanian law firm.  The Company did not make any “directed selling efforts” (as defined in Rule 902 of Regulation S promulgated under the Securities Act) in the United States.  The Share Transfer Agreement, the Trust Agreement, the stock certificate representing the Loyalty Shares and issued in the name of the Loyalty Trust, and other materials and documentation used in connection with the issuance of the Loyalty Shares include statements to the effect that the securities have not been registered under the Securities Act and, prior to the expiration of the “distribution compliance period” (as defined in Rule 902 of Regulation S promulgated under the Securities Act),  may not be offered or sold in the United States or to “U.S. Persons” unless registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available, and that hedging transactions involving the Loyalty Shares may not be conducted unless in compliance with the Securities Act.

The transfer of the Loyalty Shares by the Loyalty Trust to the Dubli.com Beneficiaries and the Lenox Beneficiaries is expected to be exempt from registration under the Securities Act pursuant to Regulation D and Regulation S promulgated thereunder.  Prior to the Loyalty Shares being distributed by the Loyalty Trust, each of the Dubli.com Beneficiaries and the Lenox Beneficiaries will be required to certify (a) that such beneficiary is not a “U.S. Person” and is not acquiring the securities for the account or benefit of any “U.S. Person” or (b) if a “U.S. Person,” that such beneficiary is an “Accredited Investor.”  Each non-“U.S. Person” will also be required to certify that such person (i) is acquiring the Loyalty Shares in an offshore transaction within the meaning of and in accordance with Rules 901 and 904 of Regulation S, (ii) is not acquiring, and has not entered into any discussions regarding the acquisition of, the Loyalty Shares while in the United States or any of its territories or possessions, (iii) the Loyalty Shares are being transferred without registration under the Securities Act by reason of an exemption that depends, in part, on the accuracy of the representations made by such person, and (iv) such person is familiar with the rules and restrictions set forth in Regulation S and has not undertaken and will not undertake any activity for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Loyalty Shares.

Based upon the position of the staff of the Division of Corporation Finance in the no-action letters and compliance and disclosure interpretations addressing tacking of holding periods for purposes of Rule 144 in the context of distributions from partnerships and corporations, the Beneficiaries will be permitted to tack the holding period of the trusts to their holding period.  See e.g., Abacus Inv. Ltd., SEC No-Action Letter (October 5, 2007).  Accordingly, other than the two affiliates of the Company who must aggregate the amount each person will sell under Rule 144 to determine compliance with Rule 144’s volume limitation for the first year following the transfer from the trusts to the affiliates, the Beneficiaries will be permitted to freely transfer the shares under Rule 144.  The Beneficiaries who are affiliates of the Company are Michael Hansen, the Company’s Chief Executive Officer, and Andreas Kusche, the Company’s General Counsel.

In future Exchange Act reports, we propose including disclosure that more clearly states the exemptions relied upon for the issuance of the Loyalty Shares by the Company to the Loyalty Trust and the transfer of the Zen Trust Shares by Zen Holding to the Zen Trust, and sets forth the facts relied upon to claim such exemption.  We propose indicating that the Company believes that, once transferred from the Trusts to the Beneficiaries, the Beneficiaries will be permitted to freely transfer the shares under Rule 144, except that affiliates of the Company must aggregate the amount each person will sell under Rule 144 to determine compliance with Rule 144’s volume limitation for the first year following the transfer from the Trusts to the affiliates.

Item 13.  Certain Relationships and Related Transactions and Director Independence, page 57

17)
Please refer to your disclosure regarding the Cayman Property Rights.  You disclose that DubLi Properties, LLC acquired the Cayman Property Rights in “exchange for 34 parcels of real property valued at $2,132,375, $43,381 of cash and an agreement by DubLi Properties LLC to make an additional $824,244 of payments for a total contract price of $3,000,000.” We also note your disclosure that the “primary purpose of the Cayman Property Rights, which consists of a purchase deed with respect to 15 lots in the Cayman Islands, is to reward DubLi’s business associates upon completion of certain performance objectives.”  We have the following comments on this series of transactions:

•	Please revise to name the parties to each of these agreements.

•
Please revise to clarify whether a purchase deed with respect to 15 lots in the Cayman Islands means that the company has legal title to 15 lots in the Cayman Islands or rather has a right or obligation to purchase the lots.  If the latter, please revise to disclose in more detail the material terms of the contract that you must satisfy to acquire legal title to the 15 lots in the Cayman Islands.

•	Please revise to disclose how the company uses the Cayman Property Rights to “reward DubLi’s business associates upon completion of certain performance objectives.”

Please revise your disclosure consistent with these comments.

Response:

We propose including the following disclosure in response to this comment:

•	The Cayman Property Rights were acquired by DubLi Properties, LLC in December 2009 from Crown Acquisitions Worldwide, Ltd. (“Crown”), an unrelated third party.

•
The contract between DubLi Properties LLC and Crown is an agreement for deed, and title is transferable after remittance of the final payment by the Company and the completion of all development obligations by Crown.  Although the Company subsequently fulfilled its payment obligations, Crown has not yet transferred title to the property because Crown acquired the land from the Cayman Government with a development obligation. Cayman authorities require completion of all land improvements including water, sewer, electricity and access roads before the government will release title to the property to Crown and in turn to DubLi Properties, LLC.

•
The primary purpose of the Cayman Property Rights, which consists of a purchase deed with respect to 15 lots in the Cayman Islands, is to reward DubLi’s business associates upon completion of certain performance objectives.  The Company has not yet defined the performance objectives for awarding the lots, but plans to define the performance objectives and begin the awards program during 2012.

18)	Please revise to disclose under this heading the information required by Item 404(d)(3) of Regulation S-K.

Response:

We propose including the following revised disclosure in response to this comment:

Parent Company

Zen Trust is considered a “parent company” of the Company because Zen Trust holds approximately 88% of the issued and outstanding common stock of the Company.  For a discussion of the transactions pursuant to which Zen Trust acquired such stock, see “Item 12.  Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters - Two Step Transfer of Common Stock to DubLi.com Beneficiaries and Lenox Beneficiaries.”

While the Zen Trust holds the Zen Trust Shares, Michael Hansen, the Company’s Chief Executive Officer, is expected to have the right to vote and make investment decisions with respect to the Zen Trust Shares.

Consolidated Balance Sheet, page F-3

19)
Please explain to us the nature of the option agreement disclosed within other assets in the amount of $250,000 and the corresponding investing cash outflow.  This comment also applies to your Form 10-Q for the nine months ended June 30, 2011.

Response:

The asset represents a $250,000 cash payment to an unrelated third party under an agreement to acquire certain intellectual properties and other assets subject to satisfactory due diligence by the Company. The results of our due diligence were unsatisfactory and the Company subsequently made claims to recover the funds.  At the date of the filings, we believed the asset to be unimpaired.  We have obtained a judgment against the contracting party and we are pursuing collection efforts. For the fourth quarter and year ending September 30, 2011, we do consider the asset impaired and we will write it down to $0.00 in our upcoming Form 10-K and continue our collection efforts.

Consolidated Statements of Cash Flows, page F-6

20)	Please explain your basis for recording restricted cash as an outflow from operations as opposed to investing. This comment also applies to your Form 10-Q for the nine months ended June 30, 2011.

Response:

Restricted cash consists solely of rolling reserves held by our credit card processor for periods ranging from three to six months.  The funds held range between 3% to 5% of credit card transactions and are held in non-interest bearing accounts. Restricted cash serves no investment purpose but rather is held as a security deposit against potential chargebacks should the Company have insufficient funds in its merchant account to cover such chargebacks.

The funds are a part of our working capital because there is a constant inflow and outflow of funds related to the reserve account which directly affects the Company’s operation. Daily inflows are the funds being withheld by the credit card processor for the daily credit card payments from our customers while the daily outflows are the releases of funds from the processor to the Company for amounts over the reserve requirement governed by our agreements.

21)	Please explain the line item CG Holdings restatement impact reflected for both 2010 and 2009. This comment also applies to your Form 10-Q for the nine months ended June 30, 2011.

Response:

We restated the consolidated financial statements for the Company for the year ended September 30, 2009 and for the pre-merger consolidated financial statements of CG Holdings Limited for the year ended September 30, 2009 as more fully described in Note 2 to the financial statements. A part of that restatement was attributable to intercompany balances from discontinued operations of subsidiaries of CG Holdings Limited that were written off as a part of the restatement. The line item gives recognition to the non-cash restatement adjustments resulting from the write off of intercompany balances resulting from cash transactions that had accumulated in the intercompany accounts from preceding years.

Note 2 — Summary of Significant Accounting Policies, page F-8

Basis of Presentation, page F-8

22)
We note you have consolidated three entities under common control.  Please expand your disclosure to describe the principles followed in consolidating the separate financial statements of entities under common control as required by Rule 3A-03 of Regulation S-X.  Further, please demonstrate to us how you determined each of the entities and MediaNet Group Technologies was under common control.

Response:

We propose including the following underlined disclosure in response to this comment:

The results of operations and assets and liabilities of DubLi.com, LLC and its subsidiaries, DubLi.com GmbH and DubLi Network, LLC, were also included in the Company’s consolidated results of operations as reported in the Form 8-K and Form 10-Q based upon their common ownership and control and historical relationship to CG and its other consolidated subsidiaries. DubLi.com, LLC, which is a holding company, has never directly operated a business and its subsidiaries were sold or their businesses were discontinued in the second quarter of 2009.  As more fully described in Note 14 to the Financial Statements, the Company expected that after completing the Merger, that investors in DubLi.com, LLC would become shareholders in the Company.

In order to further demonstrate how we determined each of the entities and MediaNet Group Technologies was under common control, we offer you the following additional facts and circumstances:

DubLi.com, LLC (Parent) and its subsidiaries DubLi.com GmbH (Online Auction) and DubLi Network, LLC (Network Marketing) were majority owned, controlled and operated by the Current CEO and certain members of the current management team. Those companies operated an online business that was similar in concept to EBay and that business ultimately failed.  Subsequently, the CEO started the new business using the reverse auction concept in place of the traditional auction concept. Likewise, the new business is again supported by Network Marketing.  The current ownership is CG Holdings Limited (Parent), DUBLICOM, Limited (Online Auction,) and DubLi Network Limited (Network Marketing).

Ownership in CG Holdings Limited was held by the Company’s current Chief Executive Officer through Zen Holdings Limited prior to the merger with the Company.   Post-merger, the Company’s current Chief Executive Officer caused Zen Holdings Limited (i) to return shares of the Company’s Common Stock to the Company, which were ultimately transferred to a trust for the benefit of the DubLi Beneficiaries and the Lenox Beneficiaries and (ii) transferred the remaining shares of the Company’s Common Stock to a trust for the benefit himself and the other shareholders of Zen Holdings Limited.  The details of these transfers were disclosed in the filings and are further disclosed in response to Comment 16 above.

Moreover, all the former shareholders of DubLi.com, LLC were also network marketing business associates subscribed to DubLi Network, LLC, many of whom subsequently subscribed as business associates to DubLi Network Limited in support of the new business.

Revenue Recognition, page F-12

23)
We note unused DubLi Credits remaining in deferred revenue after 12 months are recorded as revenues as if earned in accordance with your “breakage” policy.  Please clarify if you recognize estimated breakage in full immediately after 12 months, or on a straight-line basis over the breakage period or proportionally over the period of performance; please support the approach you utilize.  In doing so please provide us with evidence that demonstrates that the demand for future performance with respect to the estimated breakage recognized is remote after 12 months.  Include in your response the terms of the DubLi Credits when purchased including expiration dates, if any, and your historical statistical utilization rates from inception to date.

Response:

       The Company and its new auditors are evaluating the Company’s revenue recognition policy.  The Company expects to conclude such evaluation by no later than November 25, 2011.

Direct Cost of Revenues, page F-13

24)
Please expand your policy to address how you adjust deferred commission expense when the DubLi Credits are not used.  In this regard, please also expand your discussion in Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 32 regarding the “breakage offset.”

Response:

We propose including the following revised disclosure in response to this comment:

Commissions are paid to business associates at the time of the sale of the Credits and are recognized as a deferred expense until the Credits are used or expire as breakage and then are charged to expense in direct proportion to the revenue then recognized.

Note 3 — Restricted Cash, page F-16

25)
We note you recorded an impairment of $125,000 related to your deposit with your U.S.  credit card processor.  Please explain whether the deposit consists of cash and or investments, the nature of the impairment and whether you considered the impairment temporary or other-than-temporary.  Please disclose where on your financial statements you recorded the impairment.

Response:

The deposit consists of cash held in a non-interest bearing account owned by First Data Services.  The nature of the impairment is an amount that we, together with our legal counsel estimated could be the amount of the settlement with the US card processor National Merchant Center (“NMC”) for the early termination fee claimed by them.  First Data Services has made no claims against us, but we have included them as a defendant because they are the actual processor holding the funds for NMC, the ISO with whom we had the contract.   We are uncertain as to whether the impairment is temporary or other-than-temporary.  Negotiations and litigation continue.  We are confident the funds will be returned and we have verified the existence of the funds. The uncertainty revolves around the amount of the termination fee that will be paid to the US processor, if any.  The impairment was recorded as a reduction of the asset with a corresponding charge to selling, general and administrative expense.

Note 5 — Deferred Revenue and Expense, page F-17

26)
Please explain to us the reason for the changes to breakage estimates in the fourth quarter.  Please include in your response your historical analysis of actual usage of DubLi Credits and unit costs from inception to date.

Response:

Breakage is a critical accounting estimate that materially affects the financial statements.  We felt that we needed to improve upon the method of estimating breakage instituted and used by predecessor CFO and his consultant. In making our estimates we performed a number of tests on the accounting data, including an historical analysis of the actual usage of DubLi Credits and the related unit costs.

The historical analysis of actual usage is as follows:

	Fiscal Year Ended September 30,			Total
	2010	2009	2008
Total purchased	25,105,807	26,966,784	12,426,625	64,499,216
Total spent	6,790,736	2,978,227	1,071,796	10,840,759
Usage rate	27.0%	11.0%	8.6%	16.8%
Breakage rate	73.0%	89.0%	91.4%	83.2%

The historical analysis of unit costs is as follows:

	2010	2009
Average unit sales price after all discounts	$0.63	$0.60
Cost per unit	0.34	0.30
Gross profit	$0.29	$0.30
Profit percentage	46%	50%

27)	We note the change in accounting estimates resulted in a decrease in expense of $2,687,999 with a corresponding increase in expense. Please explain why expense both increased and decreased.

Response:

The original disclosure should have referred to a decrease in deferred expense and a corresponding increase in expense. The original disclosure also contains an error regarding the effect on net income; the correct amount is $2,808,153.  We propose including  the following revised disclosure in response to this comment:

The changes in accounting estimates resulted in a decrease in deferred revenue of $5,496,152 and a decrease in deferred expense of $2,687,999 with a corresponding increase in revenue of $5,496,152 and an increase in expense of $2,687,999 and an overall increase in net income of $2,808,153 and earnings per basic and fully diluted share of $0.09 and $0.01, respectively.

Note 6 — Property and Equipment, page F-17

28)	Please revise to disclose the major classes of depreciable assets as required by FASB ASC 360-10-50.

Response:

We propose including the following revised disclosure in response to this comment:

The Company has only one class of assets: office equipment and software.  The asset class is comprised solely of computers, software and immaterial amounts of office furniture.

Note 7 — Real Estate Contract, page F-17

29)
We note payments on the real estate contract of $1,078,430 in 2010 reflected on the cash flows statement.  However your disclosure in Note 7, page F-17 does not appear to indicate there were any payments made in 2010, except possibly $150,000. Conversely there were payments of $778,430 made in 2009 that do not appear to be reflected on the cash flows statement. Please clarify.  In doing so please reconcile the outflows on the cash flows statement to your disclosure. We also note remaining payments in the amount of $170,430 due in 2011. Please reconcile this amount with $150,000 presented in the table on page 36 or revise accordingly. Please explain how this remaining obligation is reflected in your financial statements.

Response:

Payments made in 2009 were made by DubLi Properties, LLC before its acquisition and its inclusion into the consolidation and pre-merger activity by DubLi Properties, LLC therefore is correctly omitted from the financial statements. As part of the disclosure we gave the historical information that DubLi Properties LLC acquired the contract in 2009, but MediaNet did not acquire DubLi properties until May 24, 2010 as described in Note 7.  However, the Company did loan money to DubLi Properties, LLC in 2010 prior to the merger so that it could make the scheduled payments and that activity is reflected on the Cash Flow Statement together with the payments made post-merger.

The following reconciles the information in Note 7 to the Cash Flow Statement and the Balance sheet.

Contract contributed at cost and reported as non-cash supplemental information on the Cash Flow Statement.	$1,440,708
Pre-merger loans to DubLi Properties, LLC and post-merger payments to Crown Acquisition Worldwide Ltd reported as cash outflow investing activity on the Cash Flow Statement.	1,078,430
Real Estate Contract reported as an asset on the Balance Sheet	$2,519,138

We propose including the following additional disclosure in response to this comment:

The total to be paid under the agreement, as amended, subsequent to September 30, 2010 was $480,863.

30)
Please expand your disclosure to clarify if you now own real estate property consisting of 15 lots in the Cayman Islands, please disclose the amount of any remaining obligation to acquire the property.

Response:

We propose including the following additional disclosure in response to this comment:

The contract between DubLi Properties LLC and Crown is an agreement for deed, and title is transferable after remittance of the final payment by the Company and the completion of all development obligations by Crown.  Although the Company subsequently fulfilled its payment obligations, Crown has not yet transferred title to the property because Crown acquired the land from the Cayman Government with a development obligation. Cayman authorities require completion of all land improvements including water, sewer, electricity and access roads before the government will release title to the property to Crown and in turn to DubLi Properties, LLC.

31)	Please tell us the names and respective ownership interests of each of the members of DubLi.com, LLC and explain to us how you determined DubLi.com, LLC was an entity under common control.

Response:

The names and respective ownership interests of the members of DubLi.com LLC were as follows:

Ownership of DubLi.com, LLC	Membership Units	Percent Ownership
Management
Michael Hansen	24,433,333	24.4%
Kent Lee Holmstoel	5,000,000	5.0%
Andreas Kusche	222,222	0.2%
Subtotal	29,655,555	29.7%
Other members
Joseph Saouma	22,672,752	22.7%
Tom Kjaer	15,000,000	15.0%
Employees	35,302	0.0%
Approx. 800 Minority members (less than 5% each)	32,636,391	32.6%
Total	100,000,000	100.0%

DubLi.com, LLC (Parent) and its subsidiaries DubLi.com GmbH (Online Auction) and DubLi Network, LLC (Network Marketing) were partly owned, and fully controlled and operated by the Company’s current Chief Executive Officer and certain members of the current management team of the Company. Those companies operated an online business that was similar in concept to eBay and that business ultimately failed.  Subsequently, the Company’s current Chief Executive Officer started CG Holdings Limited using the reverse auction concept in place of the traditional auction concept. CG Holdings Limited also is supported by Network Marketing.  The current structure is CG Holdings Limited as the parent, and DUBLICOM, Limited (Online Auction,) and DubLi Network Limited (Network Marketing) as the subsidiaries.

Ownership in CG Holdings Limited was held by the Company’s current Chief Executive Officer through Zen Holdings Limited prior to the merger with the Company.   Post-merger, the Company’s current Chief Executive Officer caused Zen Holdings Limited (i) to return shares of the Company’s Common Stock to the Company, which were ultimately transferred to a trust for the benefit of the DubLi Beneficiaries and the Lenox Beneficiaries and (ii) transferred the remaining shares of the Company’s Common Stock to a trust for the benefit himself and the other shareholders of Zen Holdings Limited.  The details of these transfers were disclosed in the filings and are further disclosed in response to Comment 16 above.

Moreover, all the former shareholders of DubLi.com, LLC were also network marketing business associates subscribed to DubLi Network, LLC, many of whom subsequently subscribed as business associates to DubLi Network Limited in support of the new business.

Note 10 — Income Taxes, page F-19

32)
We note a significant amount of your operations occur outside the U.S.  We also note the significant effect foreign earnings had on your U.S. tax reconciliation.  Please revise your disclosure to clarify what contributed to foreign earnings reducing the U.S. statutory rate by 72% and consider separate disclosure of pretax income and the tax provision between domestic and foreign operations.  To the extent you derive profits that are disproportionate to the amount of revenues derived from countries with low rates, please disclose those countries as we believe such disclosure is consistent with the guidance in Item 303(a)(3)(i) of Regulation S-K.

Response:

We propose including the following additional disclosure in response to this comment:

The Company operates as a US corporation with foreign subsidiaries.  As a result, the Company's expected statutory rate is 35 percent and would apply to its foreign earnings if such amounts were earned in the US.  The Company's foreign earnings were derived principally in Cyprus, which has a tax rate of 10 percent, and in the British Virgin Islands, which does not assess a corporate income tax on earnings.  As a result, the Company's effective rate was reduced significantly by the effect of the Company's foreign earnings.

The provision for income taxes cannot be split between U.S. and foreign since the provision for income taxes is zero.

Note 11 — Related Party Transactions, page F-20

33)	Please tell us how you recorded Mr. Hansen’s forgiveness of debt, specifically unpaid commissions earned effective September 30, 2010 and revise your disclosure accordingly. See FASB ASC 850-10-50.

Response:

We propose including the following additional disclosure in response to this comment:

The Company recorded the debt forgiveness of Mr. Hansen’s unpaid commissions as a reduction of commissions expense at September 30, 2010.

Note 14 — Merger, page F-25

34)
We note the reverse merger that occurred with CG Holdings in October 2009 in which you issued 5,000,000 shares of convertible preferred stock to CG Holdings (the accounting acquirer).  In accounting for a reverse merger, the earnings per share for periods prior to the merger are retroactively restated to reflect the number of equivalent shares received by the acquiring company.  To help us better understand please explain the extent you considered the guidance above.  Please provide the disclosures required by FASB ASC 260-10-50.

Response:

In accordance with ASC 260-10-50, we retroactively restated the earnings per share for periods prior to the merger to include the 277,572,870 common shares that would have been outstanding had the merger been consummated and the preferred merger shares converted as of September 30, 2010.  The Company had previously reported 23,688,236 shares on a basic and fully diluted basis which, together with the merger shares produced the restated weighted average basic and fully diluted shares outstanding of 301,261,106 presented on the face of the income statement.

We propose including the following additional disclosure in response to this comment:

	For the Year Ended September 30, 2010			For the Year Ended September 30, 2009
	Income	Shares	Per-Share	Income	Shares	Per-Share
	Numerator	Denominator	Amount	Numerator	Denominator	Amount

Income (loss) from continuing operations
Basic EPS
Income available to common shareholders	2,226,830	28,822,142	$0.08	(1,222,353)	23,688,236	$(0.05)
Effect of Dilutive Securities
Warrants		801,250			*
Option		1,000,000
Convertible preferred stock		241,703,182			277,572,870
Diluted EPS	2,226,830	272,326,574	$0.01	(1,222,353)	301,261,106	$(0.00)

Income (loss) from discontinued operation
Basic EPS
Income available to common shareholders				(1,659,173)	23,688,236	$(0.07)
Effect of Dilutive Securities
Warrants					*
Option
Convertible preferred stock					277,572,870
Diluted EPS				(1,659,173)	301,261,106	$(0.01)

Net Income (loss)
Basic EPS
Income available to common shareholders	2,226,830	28,822,142	$0.08	(2,806,536)	23,688,236	$(0.12)
Effect of Dilutive Securities
Warrants		801,250			*
Option		1,000,000
Convertible preferred stock		241,703,182			277,572,870
Diluted EPS	2,226,830	272,326,574	$0.01	(2,806,536)	301,261,106	$(0.01)

* 3,098,000 warrants outstanding at September 30, 2009 are considered anti-dilutive due to the net loss

35)
You disclose that the value of the contract on May 24, 2010 when contributed by Mr. Hansen was $1,440,708.  Please expand your disclosure to clarify how the contract was valued, that is, fair market value or carrying value.

Response:

We propose including the following additional disclosure in response to this comment:

The value of the contract at the date of contribution was $1,440,708 based upon the cost of the payments made up to the date of transfer which approximated the appraised market value.  The contract works in the same manner as a lay-a-way plan whereby installments are made until completion when delivery of the purchase is made.  There is no obligation to make payments but, payments made are forfeited if all remaining payments are not made under the agreement.

36)
Please explain how you determined FASB ASC 805-50-05-4 specifically applies to your fact pattern and the issuance of stock to DubLi.com, LLC, a holding company with no operating businesses, for no consideration.

Response:

ASC 805-50-05-4 is in agreement with ASC 805-10-15-4(c). Both specify that the guidance in the Business Combinations Topic does not apply to business under common control. A specific example given in ASC 805-50-15-15-6(a) where a new entity is formed and some or all of the assets of the old entity are transferred to the new entity applies to this situation because some of the business activities of DubLi.com GMBH and DubLi Network LLC were transferred to DUBLICOM Limited and Dubli Network Limited.

As we described in comment 31, DubLi.com, LLC (Parent) and its subsidiaries DubLi.com GmbH (Online Auction) and DubLi Network, LLC (Network Marketing) were partly owned, and fully controlled and operated by the Company’s current Chief Executive Officer and certain members of the current management team of the Company. Those companies operated an online business that was similar in concept to eBay and that business ultimately failed.  Subsequently, the Company’s current Chief Executive Officer started CG Holdings Limited using the reverse auction concept in place of the traditional auction concept. CG Holdings Limited also is supported by Network Marketing.  The current structure is CG Holdings Limited as the parent, and DUBLICOM, Limited (Online Auction,) and DubLi Network Limited (Network Marketing) as the subsidiaries.

Ownership in CG Holdings Limited was held by the Company’s current Chief Executive Officer through Zen Holdings Limited prior to the merger with the Company.   Post-merger, the Company’s current Chief Executive Officer caused Zen Holdings Limited (i) to return shares of the Company’s Common Stock to the Company, which were ultimately transferred to a trust for the benefit of the DubLi Beneficiaries and the Lenox Beneficiaries and (ii) transferred the remaining shares of the Company’s Common Stock to a trust for the benefit himself and the other shareholders of Zen Holdings Limited.  The details of these transfers were disclosed in the filings and are further disclosed in response to Comment 16 above.

Moreover, all the former shareholders of DubLi.com, LLC were also network marketing business associates subscribed to DubLi Network, LLC, many of whom subsequently subscribed as business associates to DubLi Network Limited in support of the new business.

Note 17 — Segments, page F-35

37)	Please expand to provide disclosure of your long-lived assets held in the U.S. and in foreign countries as required by FASB ASC 280-10-50-41.

Response:

We propose omitting the disclosure required by FASB ASC 280-10-50-41 due to the immateriality of the long-lived assets held in foreign countries.  We are relying on the fact that GAAP does not apply to immaterial items.

Exhibits

38)
We note your disclosure in Item 13 setting forth numerous related party transactions.  Please file the agreements governing these related-party transactions as exhibits to your Form 10-K or tell us why you are not required to do so.  Refer to Item 601(b) of Regulation S-K.

Response:

We propose filing the agreements governing the related-party transactions disclosed in Item 13 as exhibits to our Form 10-K for the year ended September 30, 2011.

39)	Please provide an exhibit showing your subsidiaries as required by Item 601(b)(21) of Regulation S-K.

Response:

We propose filing an exhibit showing our subsidiaries as required by Item 601(b)(21) of Regulation S-K as an exhibit to our Form 10-K for the year ended September 30, 2011.

Exhibit 10.11

40)
We do not see the lease agreement attached to your Form 10-Q filed on February 22, 2010.  Please advise.  In addition, include the lease for Lenox Logistik as an exhibit, or tell us why you are not required to do so.

Response:

We inadvertently failed to attach the lease agreement to our Form10-Q filed on February 22, 2010.  We propose filing the two lease as exhibits to our Form 10-K for the year ended September 30, 2011.

Exhibits 31.1 and 31.2

41)
Your certifications should appear exactly as set forth in current Item 601(b)(31) of Regulation S-K.  For example, in paragraph 4(d) please refer to “the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report).  Refer to the “other certifying officer(s)” throughout.

Response:

We propose filing our certifications to appear exactly as set forth in current Item 601(b)(31) of Regulation S-K as exhibits to our Form 10-K for the year ended September 30, 2011.

Form 10-Q for the Quarterly Period Ended December 31, 2010

Exhibits 32.1 and 32.2

42)
We note that these certifications refer to the period ended June 30, 2010.  Please revise your certification to refer to your quarterly report on Form 10-Q for the period ended December 31, 2010 and refile your entire 10-Q, including all certifications.

Response:

We will file our certifications to refer to the appropriate report on future Securities Exchange Act of 1934 reports.

Form 10-Q for the Quarterly Period Ended June 30, 2011

Note 7 — Real Estate Contract, page 18

43)
Please tell us why you are still waiting to receive title to the Cayman property or advise us of when you received title to the property.  In future filings, please expand your disclosure to explain the delay or provide the date you acquired the property and received title.

Response:

The contract between DubLi Properties LLC and Crown is an agreement for deed.  Therefore, title is transferable after remittance of the final payment and the completion of all development obligations by Crown.

Although the Company subsequently fulfilled its payment obligations, Crown has not yet transferred title to the property because Crown acquired the land from the Cayman Government with a development obligation. Cayman authorities require completion of all land improvements including water, sewer, electricity and access roads before the government will release title to the property to Crown and in turn to DubLi Properties, LLC.

In future filings, we will expand our disclosure to explain the delay in receiving title to the Cayman property

Note 10 — Related Party Transactions, page 19

44)
We note your disclosure that Mr. Hansen earned $138,242 for the nine months ended June 30, 2011 and was paid nothing leaving an unpaid balance of $288,427.  Please explain to us how you determined there was an unpaid balance of $288,427 if, as disclosed, Mr. Hansen waived his right to the earned but unpaid commissions effective September 30, 2010.

Response:

We have determined that the disclosure regarding the unpaid balance of $288,427 was in error.  The disclosure should have read as follows:

For the three and nine months ended June 30, 2011 Mr. Hansen earned $35,634 and $138,242, respectively and was paid $-0-in commissions leaving an unpaid balance of $138,242.
45)
Refer to the last paragraph on page 20 and your statement that book value was determined at cost which approximated market value based upon a recent appraisal.  Please revise your disclosure to explain if you are referring to the Cayman property or the 34 parcels exchanged for the Cayman property or both.  Further, please clarify if the recent appraisal was performed on both the Cayman property and 34 parcels exchanged.

Response:

We are referring to the 15 lots which are the only real estate asset presented on the financial statements.  The 34 parcels were traded in (exchanged) prior to the acquisition of DubLi Properties LLC and are no longer owned by the Company and were never included in the Consolidated Financial Statements of MediaNet.  With only one real estate asset on the books we believed the disclosure was adequate.

*      *      *      *      *

If you require any additional information, kindly contact our United States legal counsel, Leslie J. Croland with Edwards Wildman Palmer LLP at (561) 833-7700.

Sincerely,

Mark L. Mroczkowski
Chief Financial Officer

Cc:           Catherine T. Brown, Staff Attorney
Michael B. Hansen, President and Chief Executive Officer
Leslie J. Croland, P.A.